SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Zix Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98974P100

(CUSIP Number)

Gordon A. Davies

Open Text Corporation

275 Frank Tompa Drive

Waterloo, Ontario

Canada N2L OA1

(519) 888-7111

With a copy to:

James E. Langston

Aaron J. Meyers

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York City, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98974P100	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Open Text Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,217,850(1)(2)(3)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 24,217,850(1)(2)(3)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,217,850(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%(2)(3)(4)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Beneficial ownership of 24,217,850 Shares (as defined below) included herein is being reported herein solely because the Reporting Person (as defined below) may be deemed to have beneficial ownership of such Shares as a result of the Tender and Voting Agreements described below. Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission by the Reporting Person that it is the beneficial owner of any such Shares for purposes of Section 13(d) or Section 13(g) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)

Pursuant to the Zephyr Holdco Tender and Voting Agreement (as defined below), includes Zephyr Holdco, LLC’s (“Zephyr Holdco”) 100,206 shares of Series A Convertible Preferred Stock, par value $1.00 (“Series A Preferred Stock”), of the Issuer (as defined below) convertible into 20,690,737 Shares of Common Stock of the Issuer, based on the accreted value of such shares of Series A Preferred Stock as of November 17, 2021. See Item 5.

(3)

Pursuant to the D&O Tender and Voting Agreement (as defined below), includes 3,527,113 Shares of the Stockholders (as defined below) who are party thereto (as disclosed by such Stockholders in the D&O Tender and Voting Agreement).

(4)

The above calculation is based on 77,481,205 Shares outstanding (as of November 5, 2021, as disclosed by the Issuer to the Reporting Person on November 7, 2021, and includes shares of Common Stock issuable upon the conversion of Series A Preferred Stock as of November 17, 2021.

Item 1. Security and Issuer

This Schedule 13D relates to shares (the “Shares”) of common stock, $0.01 par value per share (the “Common Stock”), of Zix Corporation, a Texas corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2711 North Haskell Avenue, Suite 2200, LB 36, Dallas, Texas 75204.

Item 2. Identity and Background

This Schedule 13D is being filed by Open Text Corporation, a Canadian corporation (the “Reporting Person”). The address of the principal business and principal offices of the Reporting Person is 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L OA1. The Reporting Person operates in the information management market.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule A hereto and is incorporated herein by reference.

During the past five years neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Person to acquire the Issuer, including the purchase of Shares pursuant to the Merger Agreement (as defined below) and the Merger (as defined below), is estimated to be approximately $860 million, inclusive of the Issuer’s cash and debt. The Reporting Person will obtain funds from cash on hand to fund the Offer Price (as defined below) and the Price Per Share (as defined in the Merger Agreement).

As a result of the execution of the Tender and Voting Agreements (as defined below), the Reporting Person may be deemed to have acquired beneficial ownership of 24,217,850 Shares to the extent provided therein. The Tender and Voting Agreements were entered into as a condition and inducement to the willingness of the Reporting Person and Zeta Merger Sub Inc. (“Purchaser”) to enter into and perform their obligations under the Merger Agreement. The Reporting Person and Purchaser requested that each Stockholder (as defined below) and Zephyr Holdco enter into respective Tender and Voting Agreements, and each Stockholder and Zephyr Holdco agreed to do so in order to induce the Reporting Person and Purchaser to enter into, and in consideration of their entering into, the Merger Agreement. The Reporting Person and Purchaser did not pay any consideration to the Stockholders or to Zephyr Holdco in connection with the execution and delivery of the Tender and Voting Agreements (Issuer did agree to reimburse Zephyr Holdco for reasonable and documented out-of-pocket fees, costs and expenses (including attorneys’ fees) incurred or payable by Zephyr Holdco and/or its affiliates in connection with the Zephyr Holdco Tender and Voting Agreement and the transaction contemplated thereby, up to $90,000 in the aggregate). Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission by the Reporting Person that it is the beneficial owner of any of the 24,217,850 Shares for purposes of Section 13(d) of the Act or for any other purpose and such beneficial ownership thereof is expressly disclaimed.

The information set forth or incorporated by reference in Item 4 is incorporated herein by reference.

[ Page 3 of 12 Pages ]

Item 4. Purpose of Transaction

Merger Agreement

On November 7, 2021, the Reporting Person, Purchaser and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, and on the terms and subject to the conditions thereof, among other things, Purchaser will commence a tender offer (the “Offer”) no later than November 22, 2021 to acquire all outstanding Shares at a purchase price of $8.50 per Share (the “Offer Price”), in cash, without interest and net of applicable withholding of taxes.

The obligation of Purchaser to purchase Shares pursuant to the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) the number of Shares validly tendered, received and not validly withdrawn, together with Shares beneficially owned by Reporting Person or a wholly-owned subsidiary of Reporting Person, equals at least one Share more than two-thirds of all of the Shares issued and outstanding, excluding Shares held in Treasury by Issuer as of the expiration of the Offer or Shares acquired by Issuer prior to the expiration of the Offer, (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, (iii) no occurrence of a Company Material Adverse Effect (as defined in the Merger Agreement) and (iv) other customary conditions.

Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Issuer (the “Merger”), with Issuer surviving the Merger (the “Surviving Corporation”) as an indirect wholly-owned subsidiary of Reporting Person, pursuant to the procedure provided for under Section 21.459(c) of the Texas Business Organizations Code, without any shareholder approvals.

At the Closing (as defined in the Merger Agreement), the Issuer is required to deliver to the Reporting Person evidence reasonably satisfactory to the Reporting Person of the resignation of the directors and officers, in their respective capacities as such, of the Issuer and its subsidiaries (other than directors of the Issuer’s subsidiaries whom the Reporting Person determines shall continue to serve in such capacities following the time that the Certificate of Merger is filed with and accepted by the Secretary of State of the State of Texas or such other time that may be agreed in writing between the parties and specified in the Certificate of Merger (the “Effective Time”)), effective at the Effective Time. Pursuant to the Merger Agreement, the initial directors of the Surviving Corporation will be the initial directors of Purchaser as of immediately prior to the Effective Time and the initial officers of the Surviving Corporation will consist of the officers of Issuer as of immediately prior to the Effective Time.

At the Effective Time, the articles of incorporation of the Issuer will be amended and restated in its entirety to read substantially identically to the certificate of formation of Purchaser as in effect immediately prior to the Effective Time. Also at the Effective Time, the bylaws of Purchaser as of immediately prior to the Effective Time will be the bylaws of the Surviving Corporation.

Upon the consummation of the Merger, each share of common stock of Purchaser that is outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and each certificate representing ownership of such shares of common stock of Purchaser will thereafter represent ownership of shares of common stock of the Surviving Corporation.

Pursuant to Section 12(g)(4) of the Act, at the Effective Time the Shares will become eligible for deregistration and the Issuer will cooperate with Reporting Person and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable law to cause (a) the delisting of the Common Stock from the Nasdaq Stock Market as promptly as practicable after the Effective Time; and (b) the deregistration of the Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting. Reporting Person will cause the Shares to be deregistered. In addition, the Reporting Person will cause the Shares to be delisted from the Nasdaq Stock Market.

Tender and Voting Agreements

[ Page 4 of 12 Pages ]

Concurrently with the execution and delivery of the Merger Agreement and Zephyr Holdco Tender and Voting Agreement (defined below), on November 7, 2021, Mark J. Bonney, Maryclaire Campbell, Taher A. Elgamal, Robert C. Hausmann, Maribess L. Miller, David J. Wagner, Ryan L. Allphin, John P. Di Leo, David E. Rockvam, and Noah F. Webster, executive officers and directors of the Issuer (each, a “Stockholder” and, collectively the “Stockholders”) entered into a Tender and Voting Agreement with the Reporting Person (the “D&O Tender and Voting Agreement”) pursuant to which each Stockholder agreed, among other things, to tender his or her Shares pursuant to the Offer and to vote against (i) any Acquisition Proposal (as defined in the Merger Agreement) or any proposal related to any Acquisition Proposal, (ii) any merger (other than the Merger), consolidation or other combination involving the Issuer or any of its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of the Issuer or any of its subsidiaries, (iii) to the extent submitted to a stockholder vote, any change in the business, management or board of directors of the Issuer (other than as directed by the Reporting Person or Purchaser) or (iv) any other action, proposal or agreement that would (A) reasonably be expected to impede, interfere with, materially delay or postpone the Merger or the other transactions contemplated by the Merger Agreement, (B) result in any of the Offer Conditions (as described in the Merger Agreement) or conditions to the Merger not being fulfilled or satisfied or (C) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity interests in, the Issuer.

Concurrently with the execution and delivery of the Merger Agreement and the D&O Tender and Voting Agreement, on November 7, 2021, Zephyr Holdco entered into a Tender and Voting Agreement with Parent and the Issuer (the “Zephyr Holdco Tender and Voting Agreement” and, together with the D&O Tender and Voting Agreement, the “Tender and Voting Agreements”). Pursuant to the Zephyr Holdco Tender and Voting Agreement, Zephyr Holdco agreed, among other things, (i) to convert, immediately prior to the expiration of the Offer, each share of Series A Preferred Stock into shares of Common Stock (the “Subject Shares”), subject to certain exceptions; (ii) to tender such Subject Shares pursuant to the Offer and not withdraw such tender, subject to certain exceptions; (iii) vote the Subject Shares against (a) any Acquisition Proposal (as defined in the Merger Agreement), (b) any merger (other than the Merger), consolidation or other combination involving the Issuer or the Issuer’s subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of the Issuer or any of its subsidiaries, (c) to the extent submitted to a stockholder vote, any change in the business, management or board of directors of the Issuer (other than as directed by Reporting Person or Purchaser) or (d) any other action, proposal or agreement that would (1) reasonably be expected, to impede, interfere with, materially delay or postpone the Merger or the other transactions contemplated by the Merger Agreement, (2) result in any of the conditions to the Offer or conditions to the Merger not being fulfilled or satisfied or (3) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity interests in, the Issuer.

The conversion of Zephyr Holdco’s shares of Series A Preferred Stock into Common Stock and the tender of such Subject Shares by Zephyr Holdco are subject to certain conditions, including that (i) all conditions (other than the Minimum Condition, as defined in the Merger Agreement) to the Offer in the Merger Agreement are satisfied and (ii) upon conversion by Zephyr Holdco of its Series A Preferred Stock into Common Stock and the tender of such Subject Shares, the Minimum Condition will have been satisfied.

Each of the Tender and Voting Agreements terminates upon the earliest of (a) the termination of the Merger Agreement, (b) the Effective Time, and (c) the mutual written agreement of the parties thereto to terminate such Tender and Voting Agreement. The Zephyr Holdco Tender and Voting Agreement also terminates upon an “Adverse Amendment” (which, as defined in such Tender and Voting Agreement means an amendment or modification to the Merger Agreement or the Offer documents, or a waiver of a provision therein, without Zephyr Holdco’s prior written consent, that (A) materially delays or imposes any additional material restrictions or conditions on the payment of the acceptance consideration and/or the merger consideration, (B) imposes any additional material conditions on the consummation of the Merger, (C) decreases the amount or changes the kind of consideration to be paid to the Zix’s stockholders in connection with the Merger or (D) adversely affects the tax consequences of the Merger to Zephyr Holdco.)

As of November 17, 2021, (i) the Stockholders collectively owned a number of Shares equal to approximately 4.6% of the issued and outstanding Shares (including shares of Common Stock issuable upon the conversion of Series A Preferred Stock) and (ii) Zephyr Holdco owned a number of Series A Preferred Stock convertible into Shares equal to approximately 26.7% of the issued and outstanding Shares. If a Stockholder or

[ Page 5 of 12 Pages ]

Zephyr Holdco acquires Shares (and, in the case of Zephyr Holdco, shares of Series A Preferred Stock) that are subject to the respective Tender and Voting Agreements, then those Shares would also be subject to the terms of the respective Tender and Voting Agreement.

The foregoing description of the Merger Agreement, the Tender and Voting Agreements and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement and the Tender and Voting Agreements which are attached to this Schedule 13D as exhibits and incorporated herein by reference.

The Merger Agreement and the Tender and Voting Agreements have been provided solely to inform investors of their terms. They are not intended to be, and should not be relied upon as, a source of financial, business or operational information about the Issuer, the Reporting Person, Purchaser or their respective affiliates. The representations and warranties contained in the Merger Agreement and the Tender and Voting Agreements (i) are made only for purposes of the Merger Agreement and the Tender and Voting Agreements, respectively; (ii) are made as of specific dates; (iii) are solely for the benefit of their respective parties; (iv) may be subject to qualifications and limitations agreed upon by the parties to such agreement in connection with negotiating the terms of such agreement (including being qualified by confidential disclosures and being made for the purpose of allocating contractual risk between the parties instead of establishing matters as facts); and (v) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders.

Moreover, information concerning the subject matter of the representations, warranties, covenants and certain closing conditions may change after the date of the Merger Agreement and the Tender and Voting Agreements, as applicable, which subsequent information may or may not be fully reflected in public disclosures. The representations and warranties in the Merger Agreement and/or the Tender and Voting Agreements also may not be accurate or complete as of any specified date. The representations and warranties contained in the Merger Agreement and incorporated herein by reference have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 13D, may have changed since the date of the Merger Agreement and the Tender and Voting Agreement and subsequent developments or new information qualifying a representation or warranty may not be included in this Schedule 13D.

Confidentiality Agreement

Prior to entering into the Merger Agreement, the Issuer and the Reporting Person entered into a Confidentiality Agreement, dated as of August 12, 2021 (the “Confidentiality Agreement”). As a condition to being furnished confidential information of the Issuer, the Reporting Person agreed, among other things, and subject to customary exceptions, to keep such confidential information confidential and to use it only for specified purposes. The Confidentiality Agreement also contained customary “standstill” provisions that prohibit the Reporting Person, its affiliates and representatives, for a period of 12 months from the date of the Confidentiality Agreement, without the Issuer’s consent, from taking, directly or indirectly, the following actions:

(a)

acquiring, offering to acquire, or agreeing to acquire, by purchase, gift or otherwise, any securities, or direct or indirect rights to acquire any securities or property of the Issuer, or propose (or request permission to propose) or make any offer for any transaction involving the Issuer or its securities (other than purchases of products or services in the ordinary course of business), in each case representing more than five 5% of the outstanding securities of any class of the Issuer or more than 20% of the assets or other property of the Issuer,

(b)

making, or in any way participating in, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the United States Securities and Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, or giving of consents with respect to, any securities of the Issuer or any subsidiary thereof,

[ Page 6 of 12 Pages ]

(c)

making any public announcement with respect to, or solicit or submit a proposal for, or offer of (with or without conditions) any merger, business combination, recapitalization, reorganization, tender or exchange offer or other similar extraordinary transaction involving another person or entity or any of its securities or assets,

(d)

forming, joining or in any way participating in a “group” (as such term is used in Section 13(d)(3) of the Act or otherwise act alone or in concert with others to seek to control or influence the management, board of directors, policies or affairs of the Issuer,

(e)	making any public request to directly or indirectly waive or amend any provision of the Confidentiality Agreement (including the standstill provision)

(f)	disclosing any intention, plan or arrangement inconsistent with any of the foregoing or advising, assisting, encouraging or directing any third party to do any of the foregoing, or

(g)

taking any action that, in the reasonable judgment of the Issuer, may require public announcement or disclosure by the Issuer regarding any of the events in the standstill provision of the Confidentiality Agreement.

In addition, the Confidentiality Agreement contains a non-solicitation provision, prohibiting both the Reporting Person, and its subsidiaries, for a period of 12 months commencing on the date discussions regarding a possible transaction between the parties cease, from directly or indirectly soliciting to employ any person who, at any time during such period, was an executive-level employee of the Issuer or any of its subsidiaries, or any direct reports of such executive-level employee, with whom the Reporting Person was first introduced in connection with the Reporting Person’s evaluation of the transaction without obtaining the prior written consent of the Issuer, subject to certain customary exceptions.

The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is attached to this Schedule 13D as an exhibit and incorporated herein by reference.

Other than as described in this Item 4, the Reporting Person currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Additional Information

The tender offer described in this Schedule 13D and the exhibits hereto has not yet commenced.

This Schedule 13D is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, Reporting Person and its wholly owned subsidiary, Purchaser, intend to file with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Issuer intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Reporting Person, Purchaser and Issuer intend to mail these documents to the Issuer shareholders. Investors and shareholders are urged to read those documents and other relevant documents filed or to be filed with the SEC carefully when they become available as they will contain important information about Reporting Person, Issuer, the tender offer and related matters. Those documents as well as Reporting Person’s and Issuer’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov. Reporting Person’s public filings with the SEC may be obtained at Reporting Person’s website at http://investors.opentext.com/ and Issuer’s public filings with the SEC may be obtained at Issuer’s website at http://investor.zixcorp.com/. Information contained on, or that is referenced or can be accessed through, these websites does not constitute part of this Schedule 13D and inclusions of any website addresses herein are inactive textual references only. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer, Georgeson LLC, at (888) 607-6511.

Item 5. Interest in Securities of the Issuer

[ Page 7 of 12 Pages ]

The information contained in rows 7, 8, 9, 10 and 11 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following disclosure assumes 77,481,205 Shares outstanding (56,790,468 Shares outstanding as of November 5, 2021, as disclosed by the Issuer to the Reporting Person in the Merger Agreement, and 20,690,737 Shares issuable upon the conversion of Series A Preferred Stock as of November 17, 2021.

Pursuant to Rule 13d-3 of the Act, the Reporting Person may be deemed to beneficially own (i) 3,527,113 Shares pursuant to the D&O Tender and Voting Agreement, which constitutes approximately 4.6% of the outstanding Shares (including shares of Common Stock issuable upon the conversion of Series A Preferred Stock), and (ii) 20,690,737 Shares pursuant to the Zephyr Holdco Tender and Voting Agreement, which constitutes approximately 26.7% of the outstanding Shares (including shares of Common Stock issuable upon the conversion of Series A Preferred Stock), and which together constitute approximately 31.3% of the outstanding Shares (including shares of Common Stock issuable upon the conversion of Series A Preferred Stock)

Zephyr Holdco holds 100,206 shares of Series A Preferred Stock as of November 7, 2021 (as disclosed by Zephyr Holdco on its Amendment No. 11 to Schedule 13D, filed with the SEC on November 9, 2021). Series A Preferred Stock initially has a Stated Value of $1,000 per share, which accretes at a fixed rate of 8.0% per annum, compounded quarterly (the “Accreted Value”). Each share of Series A Preferred Stock is convertible into (i) the number of shares of Common Stock equal to the product of (A) the Accreted Value with respect to such share on the conversion date multiplied by (B) the Conversion Rate (as defined in the Certificate of Designations of the Series A Preferred Stock) as of the applicable conversion date divided by (C) 1,000 plus (ii) cash in lieu of fractional shares. As a result of this accretion, the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted will increase over time. The Conversion Rate is currently equal to 166.11 shares. The Conversion Rate is subject to adjustment from time to time upon the occurrence of certain customary events in accordance with the terms of the Series A Certificate of Designations. As of November 17, 2021, the 100,206 shares of Series A Preferred Stock are convertible into 20,690,737 shares of Common Stock.

All of the computations and share amounts used herein do not give effect to any future accretion on the shares of Series A Preferred Stock. As a result of Zephyr Holdco’s beneficial ownership of Series A Preferred Stock, and the Zephyr Holdco Tender and Voting Agreement, the Reporting Persons may be deemed to beneficially own an aggregate of 20,690,737 shares of Common Stock of the Issuer, which would be received by Zephyr Holdco upon the conversion of the Series A Preferred Stock, representing in the aggregate approximately 26.7% of the issued and outstanding shares of Common Stock of the Issuer as calculated pursuant to Rule 13d-3 of the Act.

Beneficial ownership of 24,217,850 Shares reported herein by the Reporting Person is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Tender and Voting Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission by the Reporting Person that it is the beneficial owner of any such Shares for purposes of Section 13(d) of the Act or for any other purpose and such beneficial ownership thereof is expressly disclaimed.

Except as set forth above, the Reporting Person does not beneficially own any Shares, and, to the knowledge of the Reporting Person, none of the persons listed on Schedule A hereto beneficially owns any Shares.

(c) To the knowledge of the Reporting Person, and except as otherwise described in this Schedule 13D, neither the Reporting Person nor any person set forth on Schedule A hereto has affected any transactions in the Shares during the past 60 days.

(d) To the knowledge of the Reporting Person, and except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares disclosed herein.

[ Page 8 of 12 Pages ]

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the Merger Agreement, the Tender and Voting Agreements and the Confidentiality Agreement in Item 4 are incorporated herein by reference.

Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person set forth on Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries, other than the Merger Agreement and the Tender and Voting Agreements.

Item 7. Material to Be Filed as Exhibits

1.

Agreement and Plan of Merger by and among Open Text Corporation and Zix Corporation, dated as of November 7, 2021, filed as Exhibit 2.1 to the Current Report on Form 8-K, filed on November 8, 2021 by Open Text Corporation and incorporated by reference herein

2.	Joinder Agreement to the Agreement and Plan of Merger, dated as of November 8, 2021, by and among Open Text Corporation, Zeta Merger Sub Inc. and Zix Corporation

3.	Tender and Voting Agreement by and among Open Text Corporation and certain stockholders of Zix Corporation, dated as of November 7, 2021

4.	Joinder Agreement to the Tender and Voting Agreement, dated as of November 8, 2021, by and among Open Text Corporation, Zeta Merger Sub Inc. certain stockholders of Zix Corporation

5.	Tender and Voting Agreement by and among Open Text Corporation and Zephyr Holdco, LLC dated as of November 7, 2021

6.	Joinder Agreement to the Tender and Voting Agreement, dated as of November 8, 2021, by and among Open Text Corporation, Zeta Merger Sub Inc., Zix Corporation and Zephyr Holdco, LLC

7.	Confidentiality Agreement, dated as of August 12, 2021, by and between Open Text Corporation and Zix Corporation

[ Page 9 of 12 Pages ]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2021

Open Text Corporation

By:	/s/ Gordon A. Davies
Name: Gordon A. Davies Title: EVP, Chief Legal Officer and Corporate Development

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. If no address is given, the business address is 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L OA1.

Name and Address if not Open Text’s	Citizenship	Present Principal Occupation
Mark J. Barrenechea	United States	Vice Chair, Chief Executive Officer and Chief Technology Officer, Director

Madhu Ranganathan	United States	Executive Vice President, Chief Financial Officer

Lou Blatt	United States	Senior Vice President, Chief Marketing Officer

Gordon A. Davies	Canada	Executive Vice President, Chief Legal Officer and Corporate Development

Prentiss Donohue	United States	Executive Vice President, SMB/C Sales

Paul Duggan	United States	Executive Vice President, Worldwide Renewals

Simon Harrison	United Kingdom	Executive Vice President, Enterprise Sales

Kristina Lengyel	Canada and Hungary	Executive Vice President, Customer Solutions

Muhi Majzoub	United States	Executive Vice President, Chief Product Officer

James McGourlay	Canada	Executive Vice President, International Sales

Renee McKenzie	Canada and United States	Senior Vice President, Chief Information Officer

Douglas M. Parker	Canada and United Kingdom	Senior Vice President, Corporate Development

Howard Rosen	United States	Senior Vice President, Chief Accounting Officer

Brian Sweeney	United States	Executive Vice President, Chief Human Resources Officer

P. Thomas Jenkins	Canada and St. Christopher and Nevis	Chairman of the Board of OpenText

Randy Fowlie	Canada	Director of OpenText

Major General David Fraser	Canada	Director of OpenText and President of Aegis Six Corporation

Gail E. Hamilton	United States	Director of OpenText

Robert Hau	United States	Director of OpenText and Chief Financial Officer and Treasurer of Fiserv, Inc.

Ann M. Powell	United States	Director of OpenText and EVP, Global Chief Human Resource Officer of Bristol Myers Squibb Co

Stephen J. Sadler	Canada	Director of OpenText and Chairman and CEO of Enghouse Systems Limited

Harmit Singh	United States	Director of OpenText and Executive Vice President & Chief Financial Officer of Levi Strauss & Co.

Michael Slaunwhite	Canada	Director of OpenText

Katharine B. Stevenson	Canada and United States	Director of OpenText

Deborah Weinstein	Canada	Director of OpenText and Co-Founder and Partner of LaBarge Weinstein LLP